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Exhibit 11.1

AIXTRON Aktiengesellschaft

Code of Ethics

        This Code of Ethics (this "Code") applies to the members of AIXTRON AG's Executive Board and the Senior Financial Officers nominated by the Executive Board of AIXTRON AG (collectively the "Covered Individuals").

        The purpose of this Code is to deter wrongdoing and to ensure promotion of:

  (1)
  honest and ethical conduct, including the ethical handling of conflicts of interest between personal and professional relationships;

  (2)
  full, fair, accurate, timely and understandable disclosure of quarterly and annual reports to be filed by the AIXTRON Group;

  (3)
  compliance with all applicable laws and governmental rules and regulations;

  (4)
  prompt internal reporting of violations of this Code; and

  (5)
  accountability for adherence to this Code.

1.
Honest and Ethical Conduct; Conflicts of Interest

        Each Covered Individual, in the performance of his duties for AIXTRON AG and any subsidiary of AIXTRON AG (the AIXTRON Group), assumes personal responsibility to act with integrity. Integrity requires being honest and candid while still maintaining the confidentiality of information where required and adhering to a high standard of business ethics.

        Each Covered Individual shall avoid conflicts of interest wherever possible. A "conflict of interest" occurs when a Covered Individual's personal interest conflicts or interferes with the interests of the AIXTRON Group or would likely conflict or interfere with them. In particular, a conflict of interest exists when a Covered Individual has interests that make it impossible or difficult to perform his or her work objectively and effectively in the interests of the AIXTRON Group. A conflict of interest may also arise when a Covered Individual receives improper personal benefits as a result of his or her position in the AIXTRON Group. Furthermore, a conflict of interest also exists for a Covered Individual when a situation that would present a conflict of interest to him or her involves a family member or close relative.

        In the performance of his or her duties, each Covered Individual is expected to consider whether a conflict of interest exists or may arise. If a Covered Individual becomes aware of a conflict of interest or any material transaction or relationship that could reasonably be expected to give rise to a conflict of interest, he or she is required to promptly inform his or her superior or the Chief Financial Officer, or, in the case of a member of the Executive Board, the Chairman of the Audit Committee. The concerned Covered Individual shall take all action necessary and appropriate to resolve the conflict. The same applies to such cases where the Covered Individual becomes aware that due to his or her activity it appears that a conflict of interest may exist.

2.
Full, Fair, Accurate, Timely and Understandable Disclosure

        Each Covered Individual, to the extent of his or her area of responsibilities, is required to ensure that the financial statements of the AIXTRON Group and its public reports and communications provide full, fair, accurate, timely and understandable disclosure. In this context, effective disclosure and control procedures, internal monitoring systems and financial reporting procedures are required to be established, maintained and communicated to the Covered Individuals.

        To the extent of his or her area of responsibilities, each Covered Individual is expected to be familiar and comply with the disclosure requirements applicable to the AIXTRON Group and the AIXTRON Group's disclosure controls and procedures to ensure that the AIXTRON Group's financial reports and other public documents filed with or submitted to regulators comply in all material respects with the applicable laws and regulations.

3.
Compliance with Applicable Laws and Governmental Rules and Regulations

        Within his or her area of responsibilities, each Covered Individual shall ensure that the AIXTRON Group complies with all applicable laws, rules and regulations, in particular those relating to accounting and auditing matters.

4.
Prompt Internal Reporting of Violations of this Code

        Any Covered Individual who becomes aware of any potential violation of this Code is required promptly to notify the AIXTRON Group. Violations shall be reported to the Executive Board and the Supervisory Board of AIXTRON AG. In addition, each Covered Individual and every other employee of the AIXTRON Group may report violations of this code to the Chairman of the Supervisory Board by using an internally communicated email account.

        To encourage reporting of violations of this Code, the AIXTRON Group shall not retaliate or permit retaliation against any Covered Individual or against any employee who acted in good faith when making a report or being involved in a violation.

5.
Accountability for Adherence to this Code

        Each Covered Individual takes personal responsibility to ensure that his or her actions comply with this Code.

6.
Changes and Waivers

        Any change to or any waiver of any provision of this Code for a Covered Individual may be made only with the approval of the Supervisory Board. Formal changes or waivers shall be required in the event of any material departure from any provision of this Code. Any such change or waiver relating to a Covered Individual shall be disclosed in the next Annual Report on Form 20-F filed by the AIXTRON Group.

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  Exhibit 11.1
AIXTRON Aktiengesellschaft Code of Ethics